UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-182178-03*

PSS HOLDING, INC.*

(Exact name of registrant as specified in its charter)

4345 Southpoint Blvd.

Jacksonville, Florida 32216

Telephone: (904) 332-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 6.375% Senior Notes due 2022

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Guarantees of 6.375% Senior Notes due 2022:	0

*	Additional file numbers and registrants to which this notice on Form 15 relates are set forth in the table of additional registrants below.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter	Commission File Number
Ancillary Management Solutions, Inc.	333-182178-28
Blue Medical Supply, Inc.	333-182178-27
BottomLine Medical Solutions, LLC	333-182178-26
Cascade Medical Supply, Inc.	333-182178-25
ClaimOne, LLC	333-182178-24
Dispensing Solutions Acquisition Corp.	333-182178-23
Dispensing Solutions, Inc.	333-182178-22
DS Holdings, Inc.	333-182178-21
DSRx, Inc.	333-182178-20
Federal Medical Supplies, Inc.	333-182178-19
Gulf South Medical Supply, Inc.	333-182178-18
Infolab, LLC	333-182178-17
Keltman Pharmaceuticals, Inc.	333-182178-09
Linear Holdings, LLC	333-182178-08
Linear Medical Solutions, LLC	333-182178-07
Physician Sales & Service, Inc.	333-182178-10
Physician Sales & Service Limited Partnership	333-182178-06
POC Management Group, LLC	333-182178-05
ProClaim, Inc.	333-182178-04
PSS Holding, Inc.	333-182178-03
PSS Service, Inc.	333-182178-02
Rebel Distributors Corp.	333-182178-01
Scrip Pak, LLC	333-182178-16
Stat Rx USA, LLC	333-182178-15
Theratech, Inc.	333-182178-11
ThriftyMed, Inc.	333-182178-14
World Medical Government Solutions, LLC	333-182178-13
WorldMed Shared Services, Inc.	333-182178-12

The address, including zip code, and telephone number, including area code, of the principal offices of each of the additional registrants listed above is: 4345 Southpoint Boulevard, Jacksonville, Florida, 32216 and the telephone number at that address is (904) 332-3000.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ancillary Management Solutions, Inc.

Blue Medical Supply, Inc.

BottomLine Medical Solutions, LLC

Cascade Medical Supply, Inc.

ClaimOne, LLC

Dispensing Solutions Acquisition Corp.

Dispensing Solutions, Inc.

DS Holdings, Inc.

DSRx, Inc.

Federal Medical Supplies, Inc.

Gulf South Medical Supply, Inc.

Infolab, LLC

Keltman Pharmaceuticals, Inc.

Linear Holdings, LLC

Linear Medical Solutions, LLC

Physician Sales & Service, Inc.

Physician Sales & Service Limited Partnership

POC Management Group, LLC

ProClaim, Inc.

PSS Holding, Inc.

PSS Service, Inc.

Rebel Distributors Corp.

Scrip Pak, LLC

Stat Rx USA, LLC

Theratech, Inc.

ThriftyMed, Inc.

World Medical Government Solutions, LLC

WorldMed Shared Services, Inc.

Date:	March 4, 2013	By:	/s/ Willie C. Bogan
			Name:	Willie C. Bogan
			Title:	Vice President and Secretary